EXHIBIT 99.6

August 22, 2016

Via e-mail

HealthWarehouse.com, Inc.
Corporate Secretary
7107 Industrial Road
Florence, Kentucky 41042

Re:	Demand to Inspect Books and Records

Rx Investor Value Corporation ("RIVC") is the record and beneficial owner of at least 100 shares of common stock, par value $0.001 per share, of HealthWarehouse.com, Inc. ("HEWA" or the "Company"). Please refer Exhibit A hereto for evidence of such stockholdings.
Jeffrey Holtmeier and Rob Smyjunas are stockholders, officers, and authorized representatives of RIVC.
I.	Factual Background
As you know, RIVC has proposed a slate of four highly qualified nominees for election at the upcoming Annual Meeting of Stockholders on September 2, 2016 in the firm belief that the stockholders should finally be given the opportunity to promote positive change at the Company in light of the serious financial deterioration that has occurred under the watch of the current board, and in light of the decidedly stockholder-unfriendly actions taken by the current board during its long tenure.  As you know, three of the four current board members have been on the Company's board since 2009, with the fourth member being appointed to the board in 2013, such that this current board has now had three years together.  In this time it has had ample opportunity to put this company on solid footing and seize the enormous market potential of the company for the benefit of its stockholders.  Rather than seize this opportunity, however, in these three years together, the current board has instead engaged in a repeated pattern and practice of actions and inactions that have worked against the best interests of the stockholders.  For instance, all as documented extensively in its public filings, and other publicly-available information, the current board members have overseen and participated in the following:
a.	Financial deterioration
•	Top line revenue has decreased 32% from $10.4M in 2011 to $7.0M in 2015.
•	The working capital deficit has increased 82% from $2.4M in 2011 to $31.1M in 2015.
•	The accumulated deficit has increased 114% from $14.6M in 2011 to $31.1M in 2015.
•	The share price has decreased 94% from a high closing price of $7.74 on June 5, 2012 to Friday's (August 19, 2016) closing price of $0.44.
•	Since 2013 the Company has been unable to pay holders of its Series C preferred stock the required redemption price.
•	The Company has repeatedly defaulted on its credit facilities.
•	The Company has been sued by trade creditors for failure to pay ordinary course trade payables.
•	The company is no longer licensed in all 50 states, despite public disclosure otherwise.
b.	Other stockholder-unfriendly financial actions
•
Since July 2013, through share issuances and grants of warrants and options approved by current board members, common stockholders have been diluted by 61%, yet in return for this astonishing dilution, the board obtained only a minimal amount of new equity for the Company.

•
Despite being in an unprecedented period of monetary accommodation and low borrowing rates, the $1,200,000 senior debt incurred by the current board carries an effective interest rate of 41%, AND in addition to this high rate of interest, is also secured by a pledge of substantially all the company's assets and cash flows.

•
In addition to the senior debt approved by the current board with an effective interest rate of 41% and a pledge of all Company assets, the current board has also approved an additional $100,000 indebtedness with an effective interest rate of 26%.

•	The Company has admitted in public filings it is unable to pay its ordinary trade debts in the ordinary course.
•	Since 2010 the Company has disclosed in public filings that it lacks effective internal controls necessary to reasonably assure stockholders of the integrity of the financial statements.
c.	Other stockholder-unfriendly board actions
•
At the most recent annual stockholders meeting in October 2015, even in a non-contested election with no other alternative candidates standing for election, NONE of the current directors received a majority of the votes of the outstanding shares entitled to vote.  In fact, not counting those shares held by the directors themselves, each director received only a minority of the outstanding shares held by non-directors (Dhadphale – 22%; Bennani – 9%; Savarino – 9%; Siegel – 31%).  Despite lacking majority support of the Company's stockholders, none of the directors (including those who received only 22% and 9%), offered to resign, nor did the company ask for their resignation.  Instead, the board nominated these same directors to stand for election again this year!

•
Despite the board lacking support from the majority of non-director stockholders, the board has not proposed for the stockholders' consideration any by-law amendments which would protect the stockholders from such a result in the future.

•	The board continues to combine the role of CEO and chairman, without having a designated lead independent director to protect stockholder interests, as required by NASDAQ listing rules.
•	The board has rescheduled the annual meeting to begin on a Friday evening of a holiday weekend.
•
On July 27, 2016, without notice to stockholders until after the record date for the annual meeting, the board issued to itself and affiliated insiders, 4.2 million shares pursuant to a coordinated exercise of options and warrants.  This issuance did not add any cash to the balance sheet, but was instead accomplished by way of cashless exercise.  It diluted the common stockholders by almost 6%.

•
The next day, again without notice to the stockholders until after the record date, the board diluted the common stockholders by an additional 6%, by issuing an additional 2,253,528 shares to Dellave Holdings, Inc., ("Dellave") an entity controlled by Tim Reilley and affiliated with the senior lender, Melrose Capital Advisors, LLC (i.e., the entity receiving the effective 41% annual rate from the Company on the senior debt) in exchange for the extinguishment of accounts payable.  As more fully explained below, in addition to the 41% rate of interest earned on its senior debt, Dellave/MVI was also permitted to profit at the company's and stockholders' expense, by receiving shares at full face value of the payables, yet pocketing for itself the difference between the face value and the amount actually paid for acquiring the payables.

II.	Purpose of the Demand to Inspect Books and Records (the "Demand")
As more fully set out in our original demand dated August 5, 2016, we believe the share issuances described above, in addition to fitting into a long-standing pattern and practice of stockholder unfriendly actions, also represent an attempt to further entrench the existing members of the board and may constitute a breach of the directors' fiduciary duties under Delaware law absent a "compelling justification" for an apparent manipulation of the stockholder franchise under the Schnell and Blasius line of precedents.
Further, as disclosed in the Company's Annual Report on Form 10-K, the Company has previously settled out trade payables for less than full value, and recognized resulting gain in its financial statements. We are investigating whether through this highly unusual transaction, completely uncoupled from any concurrent balance sheet recapitalization, Dellave was granted the opportunity to personally profit at the Company's and stockholders' expense by having shares issued to it at full value of the trade payables, yet retaining the benefit of any discounted settlement of the trade payables.  Further, from the relevant agreement attached to the Form 8-K, it appears the Company has admitted its current liabilities exceed its assets.  As a result so we also are investigating whether such transaction impermissibly favors one creditor over other Company constituents in such situation, including in this case the current stockholders.  We are investigating whether, if so, such transaction constitutes corporate waste, an impermissible conflict of interest, and/or a breach by all or some of the directors of their fiduciary duty owed to the Company and its stockholders.
Further, as more fully set out below, the records obtained thus far pursuant to our original demand, as well as independent information obtained by RIVC, indicates additional potential conflict-of-interest and breach-of-fiduciary-duty claims on the part of the directors and officers of the Company arising from the Dellave transaction.  We are therefore supplementing our initial request for books and records in order to investigate these claims.
We intend to use the information obtained from this Demand to determine whether to: (1) pursue a direct or stockholder's derivative action in light of the above transactions,  (2) pursue an action for disgorgement, (3) seek redress from the Company for any harm caused to the Company's stockholders by virtue of the above transactions, including, without limitation, the invalidation of votes cast at the Annual Meeting, and/or (4) make a case to the Company's stockholders for the removal of the members of the Company's Board of Directors in a proxy contest in light of the foregoing.
III.	Information received in relation to entrenchment, conflict-of-interest, and breach of fiduciary duty claims.
We are in receipt of your response dated August 16, 2016 to our initial request for inspection.  At the outset, we note the board's admission that it did not obtain any independent review of the Dellave transaction prior to approval, despite the apparent and actual conflicts-of-interest inherent in this related-party transaction.  We also note that, with the exception of a small additional transaction in 2016, the purchases of the underlying receivables all took place in a short time period of December 2014-January 2015, and were for old receivables with vendors who save one are no longer performing services for the company. At the time of purchase, none of these former vendors had initiated any collection action or proceeding with respect to the underlying debt. Once purchased by MVI, these old receivables with former vendors then remained in MVI/Dellave's hands for up to 18 months. That these old receivables in fact remained dormant for so long supports a claim that the timing of the full-value conversion into equity in July 2016 was done solely as an entrenchment ploy, resurrecting old receivables in order to place additional voting shares in the hands of a "friendly" insider, to be used to disenfranchise the stockholders, ensconce the directors back into their seats, and thwart the election of RIVC's competing slate of director nominees.
Second, we note that the Company has provided only redacted copies of the underlying purchase transactions, which redacted copies specifically exclude the underlying discounted purchase price MVI paid for the old receivables.  However, despite the redaction of this critical evidence, we have independent verification that for at least one of the underlying transactions, MVI paid only 25% of the face value of the receivable, thus pocketing a 75% profit at the expense of the Company and the stockholders.  Moreover, we believe that independent of Dellave, the Company is in fact in possession of the actual terms of the underlying purchases, including the underlying agreements themselves.  In this regard, we note that each of the underlying agreements were executed by Joe Heimbrock, the Company's current board member.  One agreement specifically required additional Company consent, which was granted in writing by the Company's Chairman of the Board and CEO, Lalit Dhadphale.  Moreover, we have independent verification that the underlying agreements were negotiated with the active participation of both Mr. Dhadphale as CEO and chairman of the company, and by Dan Seliga, the Company's CFO, which not only supports company knowledge of the underlying purchase terms, but also indicates that both Mr. Dhadphale and Mr. Seliga, in acting as representatives of the Company and/or MVI, may have also engaged in conflict-of-interest activities in breach of their fiduciary duties, and duties of loyalty owed to the Company and its stockholders.  Finally, we note that in the exercise of their fiduciary duty to the stockholders, directors are obligated to act in an informed basis. In this case we believe that would have required the directors to review the underlying transactions in full prior to issuing such a substantial amount of new equity for no new cash, especially in light of the problematic related party-and conflict-of-interest issues posed by this transaction.
Finally, we are aware that in addition to the payables which were ultimately converted into equity through the Dellave transaction, the Company also negotiated discounted settlements with other vendors.  Contrary to the Dellave payables, which remained on the books of the Company at full value despite the known discount, discounts for non-Dellave payables were recorded in the books and records as gain on extinguishment. We are also aware that the Company was offered the opportunity to settle, at a discount and with equity trade payables with other vendors, which offers were declined by the Company.  The fact that the Company negotiated discounts on its own behalf, and declined to settle with other vendors on equity terms more favorable than those given Dellave support our contention that Dellave was singled out for favorable treatment at the expense of the Company and its stockholders.

IV.	Additional Books and Records Sought for Inspection Pursuant to this Demand
Pursuant to Section 220 of the Delaware General Corporation Law (the "DGCL"), RIVC hereby demands, during HEWA's usual hours for business, to inspect, and to make copies and extracts from, HEWA's books and records, including the following information (which collectively shall be referred to as "Books and Records"):
(a)  A list of HEWA accounts payable that were included in the Company's 2014 and 2015 financial reports as gain on extinguishment, including all original and successor vendors, original face amount(s), date(s) incurred, amount(s) outstanding, aging reports, amounts disputed and not disputed, and settlement amounts.
(b)  All un-redacted agreement(s) setting forth the terms of the transfer to or assumption by MVI and/or Dellave of the Dellave Payables, and for each transfer and assumption, the date of transfer, amount transferred, vendor, any amounts paid by MVI/ Dellave to creditors for the accounts payable, and any amounts paid to MVI/Dellave against each amount transferred subsequent to the transfer.
(c)  All minutes of meetings of the Board of Directors of HEWA, or written consents in lieu of meetings, including meetings or written consents of any committees of the Board of Directors, that considered, discussed, and/or approved the Directors and Officers warrant and options exercises, the transfer of accounts payable to Dellave, and entering into any agreements with Dellave with respect to the Dellave Payables,  and/or the issuance of Dellave shares, including specifically but not limited to, any analysis undertaken or approvals given under applicable law in light of potential conflicts, any protocols  followed or protections put in place in light of the potential conflicts of interest and the directors' fiduciary duty of loyalty, the identity of all directors who approved such transaction(s), and if any discussion occurred and/or approval was taken without the participation, vote or written consent of a member of the board or committee, the reasons for excluding such member from such discussion, vote or written consent.
This demand is a continuing demand. RIVC demands that all modifications, additions or deletions to any and all information referred to above be forthwith furnished as such modifications, additions or deletions become available to HEWA or its agents or representatives. RIVC demands that all Books and Records be made available to RIVC or its designees, as of the most recent date available, no later than the fifth (5th) business day after the date hereof, and as of any record date established in connection with a special meeting, action by consent or other authorization or referendum of HEWA's stockholders, no later than the fifth (5th) business day after notice thereof to HEWA.
Upon presentment of appropriate documentation therefor, RIVC will bear the reasonable costs incurred by HEWA in connection with the production of the information demanded.
The records enumerated in this demand are directly connected with the above purposes of this demand.
Pursuant to Section 220 of the DGCL, HEWA is required to respond to this demand within five (5) business days of the date hereof. Accordingly, please advise RIVC as promptly as practicable within the requested timeframe, when and where the items requested above will be made available to RIVC.  If HEWA contends that this request is incomplete or is otherwise deficient in any respect, please notify RIVC immediately in writing, setting forth any facts that HEWA contends support its position and specifying any additional information believed to be required.  In the absence of such prompt notice, RIVC will assume that HEWA agrees that this request complies in all respects with the requirements of the DGCL. RIVC reserves the right to withdraw or modify this request at any time.
Rx Investor Value Corporation

/s/ Jeffrey Holtmeier
By: Jeffrey Holtmeier Its: President